Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and Envision Healthcare Holdings, Inc. on November 3, 2016.]

FROM:	William A. Sanger & Christopher A. Holden

SUBJECT:	Envision 2017 Executive Update:
Video Spotlight Series — Randy Owen

TO:	All Envision Healthcare & AMSURG Team Members

We continue our Spotlight Video Series and now take the opportunity for team members across both organizations to get to know Randy Owen.

In this video, Randy shares a bit about his passion for the people that have enabled Envision Healthcare to grow and his current experience as EVP, COO & CFO. Upon completion of the proposed merger, Randy will assume the role of EVP & President of the Ambulatory Services Group.

In this new position, Randy will oversee the business lines focused on providing out-of-hospital care:

AMSURG Ambulatory Surgery Centers — led by Phillip Clendenin

American Medical Response (AMR) — led by Ted Van Horne

Evolution Health — led by Dr. Eric Beck

We will introduce you to those leaders and business segments in the coming weeks.

Thank you for all you do and for taking the time to get to know our leaders and businesses,

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

[The following is a transcript of the video sent with the above email to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 3, 2016.]

Questions & Answers with Randy Owen

[Randy]: Everybody plays a key part in this healthcare system and in the process. And everybody’s an important part of what we’ve been able to do and in growing the business they are a very critical part of that.  My name is Randy Owen and I am the COO and CFO of Envision Healthcare.

WHAT DO YOU LIKE ABOUT WORKING IN THE HEALTCHARE INDUSTRY?

[Randy]: Healthcare never stays the same. There’s a lot of change, it’s a huge part of this country’s industry, has a huge impact obviously on on [sic] people’s lives, so, I’m excited about that. Excited about the opportunities. Envision’s grown dramatically, I’ve been involved with it since 1999. And it’s it’s [sic] never been stagnant, there’s always something new, and so that’s really the excitement, is is [sic] really dealing with national healthcare trends and where things are going, and and [sic] being a proactive part of that is really probably the most exciting part.

WHAT ARE THE AVANTAGES OF PROVIDING OUT-OF-HOSPITAL CARE, OR AMBULATORY SERVICES?

[Randy]: Technology is allowing things to be done in a much different setting, in a much different environment than they were done in the past. And so that’s a huge advancement from a clinical perspective. There are more and more procedures that can be done outside of the four walls of a hospital, and done in a more economic way. And so that really is, a real key part of where healthcare is going. A more effective way of treating patients and at a better cost.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc.

(“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG  caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016.  Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and

AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.